Filed by Equifax Inc.

(Commission File No. 333-270309)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Dear [investor],

I am excited to share that we have completed the acquisition of Boa Vista Serviços (“BVS”), the second largest consumer credit bureau in Brazil, following BVS shareholder approval and the satisfaction of customary closing conditions for R$8.00 per share, implying an estimated total enterprise value of R$3.1 billion, or USD$640 million based on a USD/BRL exchange rate of 4.8080 (PTAX as of August 2, 2023). Boa Vista Serviços, an Equifax company, is now a wholly-owned subsidiary of Equifax do Brasil (“Equifax Brasil”). Equifax owns 80 percent of Equifax Brasil, with Associação Comercial de São Paulo (“ACSP”) and certain other former Boa Vista Serviços shareholders holding the other 20 percent.

Strategic, bolt-on acquisitions that strengthen the core of EFX are central to our EFX2025 growth priorities and BVS is the 14th acquisition that Equifax has signed or completed since 2021. This acquisition marks an exciting new global chapter for both Equifax and BVS customers and employees, expanding the EFX International footprint in the large and fast-growing $2 billion Brazilian total addressable market. Given the size of the transaction, we plan to pause on M&A activity for the second half of 2023—to focus on integration of BVS and our 2021 and 2022 acquisitions. We plan to use excess free cash flow over the coming quarters to pay down debt and reduce our leverage.

This strategic and financially attractive acquisition in the fast growing Brazil market will deliver attractive financial returns. BVS will add approximately $160 million of run-rate revenue to EFX and we expect the transaction to be slightly accretive in year one to adjusted EPS. The 2023 guidance we provided in July does not include BVS, and we will provide more details on our expectations on our October earnings call.

With an in-depth understanding of global credit needs, Equifax is driving cloud-based innovation in consumer credit, commercial credit, and digital enablement that spans geographies. The company’s Equifax Cloud™ transformation enables Equifax to scale and adapt for the specific needs of the countries in which it operates. It further enables the sharing of learnings and strengths from each region to help other regions identify and execute effectively on new growth opportunities. The Equifax Cloud, combined with our unique data assets, leading decisioning and analytical solutions, and award-winning Identity and Fraud solutions will help accelerate the BVS digital transformation and increase the scale of the BVS business for continued success—meeting the evolving needs of both consumers and lenders in Brazil.

Please reach out to me directly if you have any questions. Equifax knows the BVS business and Brazilian market well from our investments in the market over the past 11 years, and we are energized to move forward serving our customers and consumers in Brazil.

Best regards,

Trevor Burns

Trevor Burns Senior Vice President, Corporate Investor Relations m 404.326.0206 trevor.burns@equifax.com

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, or be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC on March 6, 2023 in connection with the proposed transaction (and have filed amendments to the Registration Statement on April 13, 2023 and May 9, 2023). The Registration Statement was declared effective on May 25, 2023. The Form S-4/F-4 contains a prospectus and other documents. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.